October 30, 2009

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Mr. Kevin Woody
Branch Chief

Re:	Warrington Fund L.P.

(f/k/a Smith Barney Warrington Fund L.P.) (the “Partnership”)

Form 10-K for the fiscal year ended December 31, 2008

File No. 000-52603___________________________________

Ladies and Gentlemen:

On behalf of this firm’s client, Ceres Managed Futures LLC (f/k/a Citigroup Managed Futures LLC), the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated September 17, 2009 to Mr. Jerry Pascucci, President and Director of the General Partner, to the Partnership’s Form 10-K for the fiscal year ended December 31, 2008 that was filed with the Commission on March 31, 2009 (the “Form 10-K”). For your convenience, the Staff’s comment is indicated in italics, followed by the General Partner’s response. The page number in the heading refers to the page number in the Form 10-K filed with the Commission on March 31, 2009.

Form 10-K for the year ended December 31, 2008

Item 8 Financial Statements and Supplementary Data

Statements of Income and Expenses, page F-9

1.

It appears that the allocation to special partner line item on your statements of income and expenses represents the incentive fee paid to the advisor in the form of special limited partner units. Explain to us why you have presented this item separately from management fees.

Ms. Karen J. Garnett

October 30, 2009

Additionally, explain to us how you determined it would be appropriate to present net income both before and after allocation to Special Limited Partner.

The Statements of Income and Expenses present the profit share allocation to the Special Limited Partner as a separate line item from the management fee in accordance with Commodity Futures Trading Commission (“CFTC”) Rule 4.22(e), as interpreted in CFTC Interpretative Letter No. 94-3. Further, net income was presented in the Statements of Income and Expenses both before and after the profit share allocation to the Special Limited Partner in accordance with the guidance provided in CFTC Interpretative Letter No. 94-3.

CFTC Rule 4.22(e) states that the Statements of Income and Loss “must itemize... management fees, advisory fees, incentive fees ... during the pool’s fiscal year.” CFTC Interpretative Letter No. 94-3 states that special allocations of investment partnership equity must be “1) recognized in the financial statements in the same period as the net income, interest income or other basis of computation; 2) classified in the financial statements as either: a) an expense in the partnership’s statement of income; or, b) a special allocation of net income, which is deducted in [the statement of income] in arriving at [net income available for pro-rata distribution]; 3) separately reported in the statement of partnership equity, in addition to the pro-rata allocations of net income, as to each class of partnership interest; and, 4) deducted in the computation of net performance and related rate-of-return information, i.e., the past performance of the partnership and its [general partner] must be based upon net income available for pro-rata distribution.”

The General Partner, therefore, in reliance on the guidance provided in CFTC Rule 4.22(e) and CFTC Interpretative Letter No 94-3 has determined to present the profit share allocation of the Special Limited Partner as a separate line item from the management fee, and has presented net income both before and after the profit share allocation to the Special Limited Partner.

* * * *

A copy of the General Partner’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727 or Penn Stabler of this office at (212) 728-8670.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

cc:	Jennifer Magro

Lisa Eskenazi

J. Penn Stabler

Ceres Managed Futures LLC

55 East 59th Street - 10th Floor

New York, New York 10022

October 30, 2009

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Mr. Kevin Woody
Branch Chief

Re:	Warrington Fund L.P.

(f/k/a Smith Barney Warrington Fund L.P.) (the “Partnership”)

Form 10-K for the fiscal year ended December 31, 2008

File No. 000-52603___________________________________

Ladies and Gentlemen:

Pursuant to your comment letter dated September 17, 2009, the Partnership acknowledges that:

•	the adequacy and accuracy of the disclosure in its 2008 Form 10-K is the responsibility of the Partnership;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership’s 2008 Form 10-K; and
•	the Partnership represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please feel free to call the undersigned at (212) 559-5046 with any questions.

Very truly yours,

/s/ Jennifer Magro

Jennifer Magro

Chief Financial Officer

cc:	Rita M. Molesworth

Lisa Eskenazi

J. Penn Stabler